Exhibit (a)(5)(QQQ)

Press Release

April 2, 2007

E.ON Reaches Agreement with Enel and Acciona

●	Impending stalemate avoided

●	E.ON to establish attractive positions in Spain, Italy and France

Today, E.ON signed an agreement with Enel and Acciona in order to put an end to the substantial uncertainty surrounding the takeover bid for Endesa.

Therefore, E.ON will not carry out the takeover bid designed to acquire a majority stake in Endesa. This means that E.ON will not acquire the shares tendered on the basis of an acceptance level of less than 50 percent and will renounce making a new takeover offer for Endesa in the next four years. If Enel and Acciona gain control of Endesa, E.ON will receive a significant portfolio of assests in Spain, Italy and France as well as in Poland and Turkey. This corresponds to a total volume of about €10 billion. The exact sum will be determined on the basis of fair values using generally accepted methods.

In Spain, E.ON will acquire the power utility Viesgo from Enel. Viesgo currently has an installed generation capacity of some 2,400 megawatts. This generation capacity will have increased by about 50 percent by 2010, as a result of ongoing construction projects. Furthermore, E.ON will receive additional Spanish generation capacity from Endesa. In total, by 2010 E.ON’s Spanish power plant capacity will have a balanced energy mix of approximately 6,400 megawatts. With a market share clearly exceeding 10 percent, E.ON will then become the No. 4 player on the Spanish market. In Spain, E.ON will thus be roughly as big as it is in northern Europe (Market Unit Nordic).
E.ON AG E.ON Platz 1 40479 Düsseldorf Germany Please direct inquiries to: Dr. Peter Blau T +49-211-4579-628 F +49-211-4579-629 Josef Nelles
T +49-211-4579-544 F +49-211-4579-566 www.eon.com Presse@eon.com

E.ON AG Press Release Dated April 2, 2007	Page 2 of 3

In Italy, E.ON will acquire E.ON Endesa Italia, with about 5,000 megawatts in generation capacity. This will make E.ON the fourth-largest power producer in Italy, also with a size comparable to that of its business in northern Europe. Benefiting from noteworthy synergy potential, these capacities complement E.ON’s existing Italian wholesale electricity and gas trading and gas sales operations.

In France, E.ON will become the No. 3 player in the electricity generation sector through the acquisition of Endesa France/SNET, which has a power plant capacity of some 2,500 megawatts.

Based on the good market positions that E.ON will obtain in Spain and Italy and the attractive base in the French market, E.ON will continue to grow its strong position in the European energy market. By acquiring these activities, the company will also create an attractive platform for additional growth. E.ON will further strengthen its competitive positions in these three countries.

E.ON’s Chief Executive, Wulf Bernotat said: “Acciona’s and Enel’s involvement in Endesa has made our original goal of acquiring a majority stake in Endesa impossible. Obtaining a minority interest in Endesa would have led to a stalemate between the shareholders and triggered unpredictable lawsuits. The agreement we have reached with Enel and Acciona will rapidly establish clarity for everyone involved. At the same time, in one step, E.ON will establish attractive market positions in Spain, Italy and France, which we look forward to further developing. ”

E.ON AG Press Release Dated April 2, 2007	Page 3 of 3

Please direct inquiries to: E.ON AG Corporate Communications
Dr. Peter Blau	+49 (0)211 45 79 628
Josef Nelles	+49 (0)211 45 79 544

Spain
Deva	+34 91 360 1720
Gonzalo Lacalle	+34 677 405 341
Juan Torres	+34 666 582 837

UK/International
Finsbury Group	+44 (0)20 7251 3801
Rollo Head	+44 (0)7768 994 987

On the 26th of January, 2007, E.ON Aktiengesellschaft ("E.ON"), through its wholly owned subsidiary E.ON Zwölfte Verwaltungs GmbH, filed a tender offer statement on Schedule TO regarding its tender offer for ordinary shares and ADSs of Endesa S.A. ("Endesa") with the U.S. Securities and Exchange Commission ("SEC"). Endesa investors and security holders are urged to read the U.S. tender offer statement (as updated and amended), because it contains important information. Furthermore, Endesa investors and security holders are urged to read the Spanish prospectus from E.ON regarding the Spanish tender offer for Endesa because it contains important information. The Spanish prospectus and certain complementary documentation were authorized in Spain by the Spanish Comisión Nacional del Mercado de Valores (the "CNMV"). Investors and security holders may obtain a free copy of the Spanish prospectus and its complementary documentation from E.ON, Endesa, the four Spanish Stock Exchanges, Santander Investment Bolsa SV SA, Santander Investment SA, Corredores de Bolsa, and elsewhere. The Spanish prospectus is also available on the web sites of the CNMV (www.cnmv.es), E.ON (www.eon.com), and elsewhere. Likewise, Endesa investors and security holders may obtain a free copy of the U.S. tender offer statement and other documents filed by E.ON with the SEC on the SEC's web site at www.sec.gov. The U.S. tender offer statement and these other documents may also be obtained for free from E.ON by directing a request to E.ON AG, External Communications, Tel.: 0211- 45 79 - 4 53.

This press release may contain forward-looking statements. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of E.ON and Endesa and the estimates given here. These factors include the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms; the inability to integrate successfully Endesa within the E.ON Group or to realize synergies from such integration; costs related to the acquisition of Endesa; the economic environment of the industries in which E.ON and Endesa operate; and other risk factors discussed in E.ON's public reports filed with the Frankfurt Stock Exchange and with the SEC (including E.ON's Annual Report on Form 20-F) and in Endesa's public reports filed with the CNMV and with the SEC (including Endesa's Annual Report on Form 20-F). E.ON assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.